350 East Las Olas Boulevard, Suite 1750
Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

January 17, 2025

Aisha Adegbuyi

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Wealth Realty, Inc. Offering Statement on Form 1-A Filed November 26, 2024 File No. 024-12536

Dear Ms. Adegbuyi:

We serve as counsel to Worthy Wealth Realty, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated December 23, 2024, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 1 (“Amendment 1”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Offering Statement on Form 1-A
General

1. Please revise where appropriate to address dilution to potential investors.

Response:

There is no dilution to potential investors in the proposed offering in that the potential investors will be offered Worthy Wealth Housing Bonds, which are non-convertible debt securities. While the Company has outstanding equity, and reserves the right to issue additional equity in the future (though it has no present intent to do so), said equity is not dilutive to investors in Worthy Wealth Housing Bonds. The Company will not offer Worthy Wealth Housing Bonds or other debt securities to its officers, directors, or affiliated persons on terms different from the terms set forth in the Offering Statement.

United States Securities and Exchange Commission January 17, 2025 Page 2	Dickinson Wright PLLC

Cover Page

2. We note that the website you included in this section does not appear to be a functioning website. Please advise and revise your disclosure accordingly. With respect to the Worthy App, please provide a description and screen shots of the presentation of the various Worthy offerings on the App.

Response:

The website “www.worthywealth.com“ included in the “Cover Page” section of the Offering Statement has been constructed and is presently fully functioning. The website and Worthy Wealth App will include an active link to the Company’s Regulation A offering once qualified. Further, it is anticipated that, upon the commencement of any private offerings and/or the qualification of any additional Regulation A offerings by the Company, Worthy Wealth, Inc., or any subsidiaries of Worthy Wealth, Inc., that the website and the Worthy App will include a link to such other offerings, which link(s) will clearly distinguish between each such offering then available. No other offerings will be listed on the website or the Worthy App.

In Amendment 1 the Company has included a description of the Worthy App and a screen shot of the presentation of the Company’s offering under the Offering Statement.

Organizational Structure, Page 6

3. We note references to the “Acquisition” included on pages 4 and 26. Accordingly, please revise your organizational chart to provide a full picture of the various legal entities and various affiliations that you are associated with, as well as the nature and extent of existing operations of the related entities. For example, include Worthy Financial, Inc. and the Worthy Property Bonds companies, as defined on page 5 of the offering circular filed by your parent company on October 7, 2024. Also include narrative disclosure explaining which entities have sole or shared control over the websites and Worthy App where operations and offerings are conducted, both before and after the acquisition. In your revised disclosure, please:

●	explain the reasons for the reorganization and how the different existing and proposed operations of the affiliated entities are similar to and different from the proposed operations by Worthy Wealth Realty, Inc.

●	update for recent events as of the most recent practicable date. In this regard, it appears that the acquisition entered into in December 2023 was amended in October 2024 and is contingent on your parent company raising $10 million.

●	clarify here, and where appropriate, to explain the intended timing of the acquisition and the reasonably likely impact to you of the parent company not being able to close the acquisition.

Response:

Neither the Company nor Worthy Wealth, Inc., are presently affiliated with Worthy Financial, Inc., or its subsidiary entities, other than those relationships clearly described in the “Relationships and Related Party Transactions” section. All contracts between Worthy Wealth, Inc., and Worthy Financial, Inc. or any of its subsidiaries are presently and accurately described in the Offering Circular, including, but not limited to, those related to the negotiated Acquisition.

Neither the closing nor the failure to close the Acquisition will have any impact on the operations of the Company, or the offering under the Offering Circular. To the extent the Acquisition is closed the acquired companies will be owned and operated by Worthy Wealth, Inc., and the conduct of their business operations will be separate and apart from the conduct of the business operations of the Company.

United States Securities and Exchange Commission January 17, 2025 Page 3	Dickinson Wright PLLC

In Amendment 6 the Company has:

●	added an organizational chart showing the organization of all Worthy Wealth, Inc. subsidiaries in the event of the closing of the Acquisition;

●	added disclosure that Worthy Wealth, Inc.’s general purpose of the Acquisition is to acquire from Worthy Financial, Inc., two active subsidiaries with business models that are in line with the business models of Worthy Wealth, Inc. and its subsidiaries (namely investing in real estate projects).

●	added a description of the business operations of Worthy Property Bonds, Inc., and Worthy Property Bonds 2, Inc., and how they are different from the operations of the Company.

●	updated its disclosure regarding any recent events as of the most recent practicable date, including, but not limited to, that the acquisition agreement entered into in December 2023 was amended in October 2024 and is contingent on Worthy Wealth, Inc. raising $10 million.

●	clarified the intended timing of the Acquisition and that there will be no impact on the Company or Worthy Wealth, Inc. if the Acquisition is not closed.

Summary of the Offering
Worthy Wealth Realty Rewards Program, Page 10

4. We note the reference to “qualifying action.” Revise to clarify the terms and conditions of the various channels by which investors may receive reward bonds. When will the program be launched? Are the reward bonds only offered to existing investors? How do investors know if they qualify? Please clarify how the $250,000 limit will be implemented.

Response:

In Amendment 1 the Company has deleted all references to the following investor offers with respect to reward bonds: “Attending Worthy Events” and “Joining through one of our Marketing Partners”, and has rebranded the program as the Worthy Wealth Referral Program and rebranded the bonds issued thereunder as Referral Bonds.

With respect to the remaining investor offer with respect to referral bonds, specifically “Referring a New Investor”, the current disclosure in the Offering Statement accurately discloses all requirements that must be met for a Referrer and Referree to obtain a referral bond.

In Amendment 1 the Company has clarified that it internally tracks all issued referral bonds, and once the principal amount of referral bonds have been issued the Referral Program will no longer be available. Further, the total principal amount of referral bonds available under the revised Referral Program will be $125,000.

United States Securities and Exchange Commission January 17, 2025 Page 4	Dickinson Wright PLLC

Risk Factors

Our management has raised substantial doubt about our ability to continue as a going concern, Page 14

5. Please revise this risk factor to disclose the risks you will be subject to if you do not raise sufficient funds in this offering or if your parent declines to make advances to you. Refer to your discussion on page 28.

Response:

In Amendment 1 the Company has revised the Risk Factors section to disclose the risks the Company will be subject to if the Company does not raise sufficient funds in the offering or if Worthy Wealth, Inc. declines to make advances to the Company.

Plan of Operations, Page 28

6. Please revise to clarify the statement that you plan to “invest the proceeds in real estate loans, real estate interests and other permissible activities.” It is unclear whether and how such investments are different from statements elsewhere that you plan to lend to “borrowers that acquire property and provide infrastructure (e.g. roads, water, electric, sewer, etc.) for the subsequent resale of buildable lots to national homebuilders.” For example, are you limited to investing proceeds in real estate loans to borrowers that acquire property and infrastructure for subsequent resale of lots to national homebuilders?

Response:

In Amendment 1 the Company has revised the Offering Statement throughout to clarify that the Company intends to solely make the type of investments detailed in Response 7 below.

7. Clarify the planned geographic areas of operation and intended loan characteristics. For example, clarify any loan-to-value, credit score, concentration, loan amount or other limits.

Response:

In Amendment 1 the Company has clarified that the planned geographic area of the Company’s investment portfolio is anticipated to be the Southeastern United Stated.

In Amendment 1 the Company has clarified the Company’s intended investment characteristics to include the following:

●	The investments will consist of a tenant in common ownership interest in undeveloped properties acquired by infrastructure developers. The infrastructure developers will construct necessary infrastructure on said properties (e.g. roads, water, electric, sewer, etc.) for the subsequent resale of buildable lots to national homebuilders;

●	The original amount of each investment is anticipated to be between $1,000,000 and $2,000,000;

●	The investments will receive interest at a stated rate from the infrastructure developers;

●	As buildable lots on the subject properties are sold to home builders, the amount of such investments will be paid down/off pursuant to the terms of the related investment documents.

●	It is anticipated that the foregoing described investments will close in connection with the infrastructure developer’s acquisition of the property or after the developer has acquired the property.

●	All investments will be supported by extensive third party fair market appraisals of the subject properties provided to the Company.

United States Securities and Exchange Commission January 17, 2025 Page 5	Dickinson Wright PLLC

8. Please revise to explain the extent to which you and your affiliated entities have agreements or understandings with respect to allocation of proceeds or business opportunities. For example, it is unclear if loans or other asset acquisitions would be appropriate for multiple Worthy entities and, if so, how you and the other Worthy entities determine which entity invests in such loans or assets.

Response:

In Amendment 1 the Company has clarified that:

●	all of the investments the Company intends to make with the proceeds of the offering will be invested pursuant to investment documentation with one or more infrastructure developers, none of which infrastructure developers had, have or will have contractual relationships or otherwise do business with Worthy Wealth, Inc., or any subsidiaries thereof, other than the Company.

●	none of Worthy Wealth, Inc., its other subsidiaries, or the target companies have made similarly structured investments in the past, with the exception of three comparative investment previously made by Worthy Property Bonds 2, Inc., and none will in the future, such that there will be no overlap in business models.

●	all of the proceeds of all Company investments will be payable directly to the Company and no other entity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Worthy App, Page 31

9. Please revise your disclosure to identify and explain the different related entities offering and selling or proposing to offer and sell securities on the App and Worthy websites. With a view to clarifying disclosure, advise us of the extent to which potential investors understand which Worthy entity is offering and selling the particular securities they consider purchasing. In this regard, (1) confirm that the Worthy App provides a link to your offering statement, and (2) describe how you confirm that users meet the offeree requirements.

Response:

Please see the Company’s response to Comment #2 above.

In Amendment 1 the Company has clarified that the technology underlying the App is “white label” licensed to the Company under a Technology License Agreement with Worthy Wealth, Inc., which licensed said technology from Worthy Financial, Inc. The website and App are operated by Worthy Wealth Management, Inc. (with the assistance of a Worthy Financial, Inc. subsidiary pursuant to the terms of the license between Worthy Wealth, Inc., and Worthy Financial, Inc.), and will solely include offerings by Worthy Wealth, Inc., and its subsidiaries, including the Company.

The Company confirms that the App provides a link to the Company’s Offering Circular. Further, as conditions to investing in bonds in the offering, each such investor must take the following actions:

●	Represent that the investor is at least 18 years of age;

●	Provide the Company with the investor’s bank account information, which information is verified by a third party;

●	Provide the Company with the investor’s name, contact information, and social security number;

●	Represent whether the investor is an accredited investor or a non-accredited investor;

●	With respect to non-accredited investors, represent that they have reviewed, and will comply with, the limitations on investment amounts under Regulation A offerings.

United States Securities and Exchange Commission January 17, 2025 Page 6	Dickinson Wright PLLC

Worthy Causes, Page 32

10. Please revise your disclosure to clarify whether and how the donation program is different from the bonds whereby investors receive value through potential interest payments. Also, explain what you mean by “[p]ainless giving”.

Response:

In Amendment 1 the Company has deleted all references to the donation program, which the Company has elected to not implement.

Certain Relationships and Related Party Transactions, Page 35

11. Please revise to include and identify all related entities and their affiliated executive officers and directors. For example, it is unclear why you do not include officers and directors from affiliates at Worthy Wealth, Inc., Worthy Property Bonds, Inc., and so forth. Additionally, we note the statement on page 12 that you have no full time employees, and that your management and staffing are “provided by Worthy Wealth Management, Inc.” Revise here to provide the material terms of the licensing and other agreements identified on page 36. And please revise your Business section, or where appropriate, to further clarify the other Worthy entities conducting operations on behalf of or for the benefit of you. For example, it is unclear if the websites where offerings are conducted or if the App will be run by employees of Worthy Wealth Management, Inc., or other Worthy entities. Confirm you will file all of the agreements as exhibits and advise us of your intended timing of filing them, as well as when you plan to begin the offering. If you intend to commence the offering before filing the executed agreements and before your parent company closes the acquisition, revise throughout the offering circular to highlight the impact and risks of operating without executed agreements.

Response:

In Amendment 1 the Company has:

●	revised its disclosure in the “Certain Relationships and Related Party Transactions” section to also include the Company’s officers and directors that are engaged in providing such services to Worthy Wealth, Inc., and Worthy Wealth Management, Inc.

●	revised the reference stated on page 12 to direct the readers attention to the description of the Management Services Agreement contained in the “Operations – Management Services Agreement with Worthy Wealth Management, Inc.” section for a detailed description of the terms thereof.

●	clarified that all operations of the Company and Worthy Wealth, Inc., other than those conducted by said entities officers and directors, are or will be conducted exclusively by employees of Worthy Wealth Management, Inc. under the Management Services Agreement.

●	clarified that the technology underlying the App is “white label” licensed to the Company under a Technology License Agreement with Worthy Wealth, Inc., which licensed said technology from Worthy Financial, Inc., that the website and App are operated by Worthy Wealth Management, Inc. (with the assistance of a Worthy Financial, Inc. subsidiary pursuant to the terms of the license between Worthy Wealth, Inc., and Worthy Financial, Inc.), and will solely include offerings by Worthy Wealth, Inc., and its subsidiaries, including the Company.

●	clarified that the Management Services Agreement and Technology License Agreement have been executed.

●	clarified that the offering may commence prior to the closing of the acquisition by Worthy Wealth, Inc.

There is no risk to the Company with respect to operating prior to the closing of the acquisition by Worthy Wealth, Inc. All agreements necessary to operate the Company as set forth in the Offering Circular either have been executed, or will be executed prior to the commencement of the Offering. If the acquisition does not close, the Company’s operations will not be modified or adversely affected in any manner whatsoever.

Please contact the undersigned at (954) 991-5425 or by email at cgage@dickinson-wright.com with any other questions.

Very truly yours,

Clint J. Gage

CJG:sm